Exhibit 1

Perion Announces Standard & Poor’s Maalot Credit Rating Affirmed

Tel Aviv and San Francisco – June 18, 2015 – Perion Network Ltd. (NASDAQ: PERI) today announced that Standard & Poor’s Maalot (“S&P”) Ratings Services has affirmed Perion’s corporate credit rating of ilA-. The rating outlook is stable. An English version of the rating report and notification will be available in the Investors section of Perion's website at perion.com.

Mr. Josef Mandelbaum, Perion's Chief Executive Officer, commented, “We are delighted with this recognition by S&P, which demonstrates the solid financial foundation of the company. Following strong first quarter results, we expect Q2 results to meet or exceed the previously provided guidance.”

About Perion Network Ltd.

Perion powers innovation. We are a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their applications and content and expand their reach to larger audiences, based on our own experience as an app developer. Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our app promotion platform, GrowMobile, enables developers to make wise decisions on where to spend advertising budgets to produce the highest yield and the most visibility. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 16, 2015. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Deborah Margalit
Perion Investor Relations
+972-73-398-1000
investors@perion.com

or

Solebury Communications Group
Jamie Lillis
+1 (203) 428-3223
jlillis@soleburyir.com

Source: Perion Network Ltd.